Exhibit 99.2

Home Inns Group Announces Appointment of New Chief Financial Officer

Shanghai, August 12, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced the appointment of Ms. Cathy Xiangrong Li as chief financial officer of the Company (“CFO”), effective August 25, 2014. Ms. May Wu, the Company’s chief strategy officer and interim chief financial officer, will remain as chief strategy officer after Ms. Li assumes the CFO position.

Ms. Li has more than 20 years of business and finance experience in Hong Kong listed and global Fortune 500 companies in retail and consumer products industries. As the chief financial officer of Hengdeli Holdings Limited (3389.HK), the largest fine watch retailer and wholesaler in Greater China, from 2010 to recently, Ms. Li was responsible for the financial planning and analysis, accounting, tax, treasury, investor relations, and information technologies functions. She was also actively involved in other corporate activities including strategic and business planning, supply chain optimization, and performance and incentive management. Prior to joining Hengdeli, Ms. Li was the corporate finance director of Unilever Greater China Group from 2007 to 2010. Ms. Li joined Unilever in 1993 as a management trainee and held various accounting, finance, and managerial positions in a number of divisions or subsidiaries in China, the United Kingdom, and Singapore between 1993 and 2010.

Ms. Li holds a bachelor’s degree in economics jointly awarded by Shanghai University of Finance and Economics and Shanghai International Studies University, with a major in international accounting. She obtained her master’s degree in executive management and business administration (EMBA) from China Europe International Business School. Ms. Li is a fellow of the Association of Chartered Certified Accounts (ACCA) and member of the Chinese Institute of Certified Public Accounts.

“I am delighted to join Home Inns, a company that has achieved leadership in China’s economy hotel industry through its high-standard product and services delivery and disciplined management execution,” said Ms. Cathy Li, the Company’s new chief financial officer. “I am especially excited to be joining the Company at a dynamic time as it moves to a multi-brand and management centric platform and constantly works to stay ahead in an ever-changing market environment. I am committed to helping Home Inns continue to excel and look forward to becoming an integrated part of the Company and its management team.”

“We view Ms. Li as a valuable addition to our team given her comprehensive financial and business expertise and experience. We are pleased to bring on board such a high calibre professional as Ms. Li and I expect she will make important contributions to the Company’s continued execution of its strategies and plans,” commented Mr. David Sun, the Company’s chief executive officer.

Separately, Home Inns is also announcing today its results for the second quarter of 2014.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com